Mail Stop 3561

November 15, 2006

Via Fax & U.S. Mail

Mr. Ralf Bernhart
Chief Financial Officer
Rokin 55
1012 KK Amsterdam
The Netherlands

> **Re:** **HEAD NV**
> **Form 20-F for the year ended December 31, 2005**
> **Filed April 12, 2006**
> **File No. 001-15134**

Dear Mr. Bernhart:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief